Exhibit 99.61

SHARE PURCHASE AGREEMENT

Share Purchase Agreement (the “Agreement”) dated February 1, 2018 between Aphria Inc. (the “Vendor”) and Liberty Health Sciences USA Ltd. (the “Purchaser”, together with the Vendor, the “Parties”).

RECITALS

(a)                                 The Corporation is the registered and beneficial owner of: (i) 13,867 Class A membership units (the “CFI Units”) in Copperstate Farms Investors, LLC (“CFI”), the parent company of Copperstate Farms, LLC (“Copperstate”), a US-based licensed producer and seller of medical cannabis under the Arizona Medical Marijuana Act, and (ii) 5,000 membership units in Copperstate (the “Copperstate Units”, together with the CFI Units, the “Transferred Units”).

(b)                                 The Vendor is the registered and beneficial owner of 100 common shares of the Aphria (Arizona) Inc. (the “Corporation”), being all the issued and outstanding shares of the Corporation (the “Purchased Shares”).

(c)                                  The Vendor wishes to sell and the Purchaser wishes to purchase the Purchased Shares upon the terms and conditions contained in this Agreement (the “Transaction”).

(d)                                 The Transaction is subject to the provisions of the Operating Agreement of CFI entered into as of October 31, 2016 (the “CFI Operating Agreement”) and the Operating Agreement of Copperstate entered into as of October 31, 2016 (the “Copperstate Operating Agreement”, collectively with the CFI Operating Agreement, the “Operating Agreements”).

(e)                                  Aphria Inc. (“Aphria”), parent company to the Vendor, has received an opinion from Haywood Securities Inc., independent financial advisors to Aphria, that as of January 31, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the Purchase Price (as defined below) for the Purchased Shares is fair from a financial point of view (the “Haywood Opinion”). Upon Receipt of the Haywood Opinion, an independent special committee of the Board of Directors of Aphria (the “Aphria Board”), unanimously recommended the approval of the sale of the Purchased Shares, and the Aphria Board approved the entering into of this Agreement.

(f)                                   Liberty Health Sciences Inc. (“Liberty”), parent company to the Purchaser, has received a fairness opinion from Clarus Securities Inc., independent financial advisors to Liberty, that as of January 31, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the Purchase Price for the Purchased Shares is fair from a financial point of view (the “Clarus Opinion”). Upon Receipt of the Clarus Opinion, an independent special committee of the Board of Directors of Liberty (the “Liberty Board”), unanimously recommended the approval of the purchase of the Purchased Shares, and the Liberty Board approved the entering into of this Agreement.

In consideration of the above and for other good and valuable consideration, the Parties agree as follows.

Section 1                                             Purchase and Sale.

Subject to the terms and conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor on the Closing Date, the Purchased Shares.

Section 2                                             Purchase Price; Return of Deposit

(1)                                 The total aggregate consideration payable by the Purchaser to the Vendor for the Purchased Shares shall be C$20,000,000 (the “Purchase Price”). The Purchase Price shall be satisfied as follows:

(a)                                 C$2,000,000 to be paid by the Purchaser, on the date of this Agreement (the “Deposit”), by wire transfer of immediately available funds to or to the order of the Vendor in accordance with the wire instructions in Schedule “A”; and

(b)                                 C$18,000,000 paid by the Purchaser on the Closing Date by certified cheque, bank draft or wire transfer of immediately available funds to or to the order of the Vendor or as it may otherwise direct in writing.

(2)                                 In the event that the Closing Date does not occur and this Agreement is terminated pursuant to Section 10(1)(a), Section 10(1)(b) or Section 10(1)(c), the Deposit shall be returned to the Purchaser on the date this Agreement is so terminated, by certified cheque, bank draft or wire transfer of immediately available funds to or to the order of the Purchaser or as it may otherwise direct in writing.

Section 3                                             Vendor’s Representations and Warranties.

The Vendor represents and warrants as follows to the Purchaser at the date of this Agreement and at the Closing Date and acknowledges and confirms that the Purchaser is relying upon such representations and warranties in connection with the purchase of the Purchased Shares:

(a)                                 Incorporation and Qualification. The Vendor is a corporation incorporated and existing under the laws of the Province of Ontario. The Corporation is a corporation incorporated and existing under the laws of the State of Arizona. Each of the Vendor and the Corporation has the corporate power to own and operate its property, carry on its business and to enter into and perform its obligations under this Agreement, as applicable;

(b)                                 Authority. The execution and delivery of and performance by the Vendor of this Agreement have been authorized by all necessary corporate action on the part of the Vendor. The transfer of the Purchased Shares to the Purchaser has been authorized by all necessary corporate action on the part of the Corporation;

(c)                                  No Violation or Breach. The execution and delivery of and performance by the Vendor of this Agreement:

(i)                                     will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of the Vendor’s or the Corporation’s constating documents or by-laws;

(ii)                                  except with respect to the rights of parties to the Operating Agreements, will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any contracts or instruments to which the Vendor or the Corporation is a party or pursuant to which any of its or the Corporation’s assets or property may be affected; and

(iii)                               do not and will not result in a breach of, or cause the termination or revocation of, any authorization held by the Vendor or the Corporation or necessary to the ownership of the Purchased Shares or the Transferred Units, respectively;

(iv)                              will not result in the violation of any law;

(d)                                 Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding agreement of the Vendor enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)                                  Authorized and Issued Capital. The authorized capital of the Corporation consists of 100 common shares of which, (i) at this date, 100 common shares (and no more) have been duly issued and are outstanding as fully paid and non-assessable, and (ii) at the Closing Date, 100 common shares (and no more) will be duly issued and will be outstanding as fully paid and non-assessable. All of the Purchased Shares have been issued in compliance with all applicable laws including, without limitation, applicable securities laws;

(f)                                   No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement and the rights of other members pursuant to the Operating Agreements, no person has any written or oral agreement, option or warrant or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition from the Vendor or the Corporation of the Purchased Shares or the Transferred Shares, respectively;

(g)                                  Title to Purchased Shares. The Purchased Shares are owned by the Vendor as the registered and beneficial owner with a good title, free and clear of all liens, charges, pledges, security interests and other encumbrances other than those restrictions on transfer, if any, contained in the articles of the Corporation. Upon completion of the transaction contemplated by this Agreement, the Purchaser will have good and valid title to the Purchased Shares, free and clear of all liens, charges, pledges, security interests and other encumbrances other than (i) those restrictions on transfer, if any, contained in the articles of the Corporation, and (ii) liens granted by the Purchaser.

(h)                                 Title to Transferred Units. The Transferred Units are owned by the Corporation as the registered and beneficial owner with a good title, free and clear of all liens, charges, pledges, security interests and other encumbrances other than those restrictions on transfer, if any, contained in the constating documents of CFI and Copperstate, and the Operating Agreements, as applicable. Upon completion of the transaction contemplated by this Agreement, the Corporation will have good and valid title to the Transferred Units, free and clear of all liens, charges, pledges, security interests and other encumbrances other than (i) those restrictions on transfer, if any, contained in the constating documents of CFI and Copperstate, (ii) those restrictions on transfer contained in the Operating Agreements, as applicable, and (iii) liens granted by the Purchaser;

(i)                                     No Undisclosed Liabilities. The Corporation does not have any undisclosed liabilities or obligations. Without limiting the generality of the immediately preceding sentence, the Corporation does not have any liability (whether direct or pursuant to a guarantee or other contractual arrangement) for any indebtedness for borrowed money; and

(j)                                    No Action. The Vendor is not aware of any action, suit or proceeding, at law or at equity, for or by any court or any federal, provincial, municipal or other governmental department, commission, board, agency or instrumentality which would prevent or materially adversely affect the transactions contemplated by this Agreement.

Section 4                                             As Is, Where Is

The Purchaser expressly acknowledges that except for the limited representations and warranties contained in Section 3, the Purchaser hereby agrees to purchase the Purchased Shares on the Closing Date on an “as is, where is” basis, and the Vendor makes no further or other representations, warranties or assurances, expressed or implied, concerning the Purchased Shares, the Corporation, CFI or Copperstate, or their businesses, prospects, employees, customers, operations or liabilities.

Section 5                                             Purchaser’s Representations and Warranties.

The Purchaser represents and warrants to the Vendor at the date of this Agreement and at the Closing Date and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with the sale by the Vendor of the Purchased Shares:

(a)                                 Incorporation and Qualification. The Purchaser is a corporation incorporated and existing under the laws of British Columbia. The Purchaser has the corporate power to enter into and perform its obligations under this Agreement;

(b)                                 Corporate Authority. The execution and delivery of and performance by the Purchaser of this Agreement have been authorized by all necessary corporate action on the part of the Purchaser;

(c)                                  No Violation or Breach. The execution and delivery of and performance by the Purchaser of this Agreement:

(i)                                     will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of the Purchaser’s constating documents or by-laws;

(ii)                                  will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any contracts or instruments to which the Purchaser is a party; and

(iii)                               will not result in the violation of any law; and

(d)                                 Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

Section 6                                             Conditions of Closing.

(1)                                 Conditions for the Benefit of the Purchaser. The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled or performed, on or before the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)                                 The covenants, representations and warranties of the Vendor contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if such covenants, representations and warranties had been made on and as of such date;

(b)                                 The Vendor shall deliver to the Purchaser a certified copy of the resolution of the directors of the Corporation approving the transfer of the Purchased Shares to the Purchaser;

(c)                                  The Vendor shall deliver to the Purchaser a certified copy of the resolution of the board of directors or members of CFI and Copperstate, as applicable, approving the Transaction and the admission of the Purchaser as a “Substitute Member” pursuant to each of the Operating Agreements;

(d)                                 The share certificates representing the Purchased Shares shall be duly endorsed for transfer to the Purchaser or shall be accompanied by a irrevocable share transfer power of attorney duly executed in blank by the Vendor; and

(e)                                  As at the Closing Date, no event or condition shall have occurred, or shall exist, that individually or in the aggregate is or would reasonably be expected to be material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations, business, operations or prospects of CFI or Copperstate, collectively, as determined by the Purchaser in its sole discretion, acting reasonably.

(2)                                 Conditions for the Benefit of the Vendor. The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a)                                 The covenants, representations and warranties of the Purchaser contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if such covenants, representations and warranties had been made on and as of such date.

(3)                                 Mutual Conditions Precedent. The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the mutual benefit of the Parties and may not be waived, in whole or in part, without mutual written consent of each Party:

(a)                                 Proof of compliance with the provisions of, or receipt of duly executed waivers in respect of, the Operating Agreements with respect to the Transaction, including, but not limited to the rights of first refusal contained therein; and

(b)                                 All required orders, permits, approvals, consents, waivers, licences or other authorizations of any governmental or regulatory body having jurisdiction over the Vendor, the Corporation, the Purchaser, Liberty, CFI or Copperstate, including, but not limited to, approval of the Toronto Stock Exchange, the Canadian Securities Exchange and the Arizona Department of Health Services, shall have been obtained, on terms acceptable to the Parties, each acting reasonably.

Section 7                                             Closing.

The completion of the transaction of purchase and sale contemplated by this Agreement shall take place at the offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on the later of: (i) June 1, 2018, or (ii) two (2) days after all conditions of closing in Section 6 have been satisfied or waived by the appropriate Party, or at such other place, on such other date and such other time as may be agreed upon in writing by the Parties (the “Closing Date”).

Section 8                                             Deliveries.

(1)                                 Subject to the satisfaction or waiver by the relevant Party of the conditions of closing, on the Closing Date, the Vendor shall deliver actual possession of the Purchased Shares to the Purchaser and upon such delivery, the Purchaser shall pay the remainder of Purchase Price in accordance with Section 2(1)(b).

(2)                                 Immediately following the closing the Purchaser will change the name of the Corporation to one that does not use, alone or in combination with any other words, the word “Aphria”.

Section 9                                             Survival of Covenants, Representations and Warranties.

(1)                                 The covenants, representations and warranties of the Vendor contained in this Agreement and in any certificates or documents delivered pursuant to or in connection with the transactions contemplated by this Agreement shall survive the closing of the purchase and sale of the Purchased Shares and, notwithstanding such closing, and regardless of any investigation by or on behalf of the Purchaser, shall continue in full force and effect for the benefit of the Purchaser without limitation of time, subject only to applicable limitation periods imposed by law.

(2)                                 The covenants, representations and warranties of the Purchaser contained in this Agreement and in any certificates or documents delivered pursuant to or in connection with the transactions contemplated by this Agreement shall survive the closing of the purchase and sale of the Purchased Shares and, notwithstanding such closing, and regardless of any investigation by or on behalf of the Vendor, shall continue in full force and effect for the benefit of the Vendor without limitation of time, subject only to applicable limitation periods imposed by law.

Section 10                                      Termination

(1)                                 This Agreement may, by notice in writing given at or prior to the completion of the transaction, be terminated:

(a)                                 by mutual consent of the Vendor and the Purchaser;

(b)                                 by either Party if:

(i)                                     the mutual conditions in Section 6(3) have not been satisfied as at the Closing Date, provided that a Party may not terminate this Agreement pursuant to this Section 10(1)(b) if the failure to satisfy a mutual condition precedent has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under this Agreement; or

(ii)                                  the Closing Date has not occurred prior to July 31, 2018;

(c)                                  by the Purchaser if any of the conditions in Section 6(1) have not been satisfied as at the Closing Date and the Purchaser have not waived such condition at or prior to completion of the transaction; or

(d)                                 by the Vendor if any of the conditions in Section 6(2) have not been satisfied as at the Closing Date and the Vendor has not waived such condition at or prior to completion of the transaction.

Section 11                                      Related Party Transaction

Each Party acknowledges and agrees that the Transaction constitutes a “related party transaction” for purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and further acknowledges and agrees that:

(a)                                 the Transaction is exempt from the formal valuation requirements described in Section 5.4 of MI 61-101;

(b)                                 the Transaction is exempt from the minority shareholder approval requirements described in Section 5.6 of MI 61-101; and

(c)                                  each Party shall be subject to the enhanced disclosure requirements described in Section 5.2 of MI 61-101 and shall be required to file a material change report with the requisite information and within the timeframes prescribed by MI 61-101.

Section 12                                      Time of the Essence.

Time is of the essence in this Agreement.

Section 13                                      Public Announcements.

Any press release to be issued pertaining to this Agreement or the Transaction shall be prepared and approved jointly by the Parties hereto. The Parties agree that immediately following the execution of this Agreement, the parent companies of the Parties shall disseminate a joint press release announcing the terms hereof, in a form satisfactory to the Parties, acting reasonably.

Section 14                                      Interpretation

In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively. A “Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

Section 15                                      Enurement.

This Agreement becomes effective when executed by the Vendor and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement, including any right to payment, may be assigned or transferred, in whole or in part, by either Party without the prior written consent of the other Party; provided, however, that either Party may assign this Agreement or any of its rights and/or obligations under this Agreement to any of its affiliates, provided that such affiliate and the Purchaser or the Vendor, as applicable, shall be jointly and severally liable with respect to all of the obligations of the Purchaser or the Vendor, as applicable, including the representations, warranties, covenants, indemnities and agreements of the Purchaser or the Vendor, as applicable.

Section 16                                      Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such transactions. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 17                                      Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right it may have.

Section 18                                      Further Assurances.

Each of the Parties covenants and agrees to do such things, to attend such meetings and to execute such further documents and assurances as may be deemed necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

Section 19                                      Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 20                                      Governing Law.

This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 21                                      Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Purchase Agreement.

PURCHASER:	LIBERTY HEALTH SCIENCES USA LTD.

	By:	(Signed) “George Scorsis”
Name: George Scorsis
Title: CEO

VENDOR:	APHRIA INC.

	By:	(Signed) “Carl Merton”
Name: Carl Merton
Title: CFO

Signature page to Share Purchase Agreement

SCHEDULE .,A,

SCHEDULE "A"

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